

Asenso FINANCE

Elevating Small Business Banking

WEFUNDER



About Us

Asenso Finance is a lending-as-a-service firm that provides the technology and operations to help community banks scale digitally.

Replicating best-practice models from emerging markets, Asenso offers a **highly-scalable and secure digital solution** that enables banks to administer **low-interest, zero-collateral loans** to help small businesses—**the backbone of the American economy**—rebuild, recover, and dream even bigger.

Asenso (n) is both a Filipino and a Spanish word meaning "to progress; to ascend; to prosper"

Asenso FINANCE

Key Highlights

🏆 Winner of the **FDIC Tech Sprint for Market Readiness**

🌎 Addressing a $73-billion underserved market

🤝 LOI agreement closed to process over **$50M in loans**

🏦 Bridging the gap between large banks and community banks to serve the small businesses

🚀 Founders with multiple Silicon Valley Exits

FDIC
FEDERAL DEPOSIT INSURANCE CORPORATION

FDIC's Tech Sprint Competition
Market Readiness
Award Winner (Sept 2021)

💵 **$150,000 in sales** in Q4 2021

*Winner was Asenso Finance's parent company, Talino Venture Labs and National Asian American Coalition (NAAC). Asenso Finance is a spin-off from this partnership

Asenso FINANCE

The Problem:

Small Business Owners

- Insufficient credit history
- Little to no collateral
- Limited access to loan products

ADDRESSING THE

G A P

between small businesses and financial institutions such as banks and CDFIs

Large Banks

- Prohibitive loan administration costs
- Less risk averse
- Lower profit on smaller loans
- Increased regulation

Community Banks/CDFIs

- Resources allocated towards other services
- Lack the technical expertise

We work towards **financial inclusion**.

Our goal is for **no small business to be left behind.**

Asenso FINANCE


31.7 Million
13.6 Million
7.3 Million

2021 US Market Size

Total Available Market (TAM):

31.7 MILLION Small Businesses

Serviceable Available Market (SAM):

13.6 MILLION Loan Applications

Serviceable Obtainable Market (SOM)

7.3 MILLION Loans Unprovided or Underprovided

https://www.fundera.com/resources/small-business-lending-statistics

Asenso FINANCE

2021 US Market Value


$317 Billion
$136 Billion
$73 Billion

Estimated loan amount of

$10,000

per small business

The gap we want to close

https://www.fundera.com/resources/small-business-lending-statistics

Asenso FINANCE

Our Solution:

Enabling Community Banks with Technology & Expertise

Lessen the friction of paperwork with a **digital solution** for small business borrowers and banks alike

Enable banks to offer **low-interest rates** to small business borrowers

Operationalize the **"legwork"** of loan processing

Scale partner banks with digital solutions that let them do more and focus on reaching more underserved communities

Manage the risk for lenders and funders by enabling a higher repayment rate

Asenso FINANCE


Asenso
FINANCE

The Social Borrowing Circle

A proven model to deliver **zero-collateral credit** while achieving **higher repayment rates,** by leveraging on a **peer-based social borrowing circle**

How it works:


Asenso
FINANCE

Form a group of 5
(serve as co-guarantors)


Verify ID
Verify ID
Verify ID
Thank you!

Fill out application including biometric eKYC


SignSecure
Loan agreement signed!
Verify Group Status
eSign
Verify & Submit
Cancel
SignSecure
Loan agreement signed!
Verify Group Status

Digital Documents and e-Signature



Disbursement and payments


What is business lending circle?

Monthly interactive financial literacy as the borrowers pay off their loans

Asenso FINANCE

Our Business Model

We bridge community banks and CDFIs with underserved small businesses to get them the capital they need at affordable interest rates.

Our mission is to close the capital gap for small businesses by helping the institutions who help them.

*CDFI = Community Development Financial Institution





Acquisition
(CDFI/Community Banks)
Funding
(Funder Banks)
LOAN'S
LIFE CYCLE
Processing
and
Servicing
(Technology
and Operations)
Repayment
(Borrower)
Asenso
FINANCE
Underwriting
Identity Verification
Credit Check
Risk and Compliance
Document Generation
Reports Generation
Disbursement

Our Revenue Model



Revenue Margin for CDFI/ Community Banks
Acquisition
(CDFI/Community Banks)
Asenso
FINANCE
Funding
(Funder Banks)
3-4%
Cost of Capital
LOAN'S LIFE CYCLE
Processing and Servicing
(Technology and Operations)
X%
X%
XX%
APR
X%
one-time processing fee
Repayment
(Borrower)

Revenue Forecast

Average total loan amount:

$20M/yr

per CDFI/Community Bank

Currently, there are over

1,100 CDFIs

certified by the CDFI Fund



Loan Amount Processed
Revenue Amount
Total loan amount processed for partner CDFIs/Community Banks
$800M
$700M
$600M
$500M
$400M
$300M
$200M
$100M
0
$80M
$4.4M
$160M
$8.8M
$400M
$22M
$800M
$44M
YEAR Acquisition
YEAR 1
4 CDFIs
YEAR 2
8 CDFIs
YEAR 3
20 CDFIs
YEAR 4
40 CDFIs

These are forward-looking projections and are not guaranteed.

Asenso FINANCE

Breakdown of Capital Raise



40%
30%
30%
Working Capital
Technology
Marketing

Minimum Fundraise Target: **$250,000**
Maximum Fundraise Target: **$1,000,000**

These are forward-looking projections and are not guaranteed.

Experienced Leadership Team



Winston Damarillo
Chairman

Veteran startup entrepreneur & VC with Silicon Valley exits



Keny Chang
President

Ex-bank president & fintech startup founder, recognized as a top financial consultant in California



Tom Fisher
Executive Director/Advisor

Former CTO of eBay;
5x Global CTO,
3X Pioneering Founder,
and Enterprise Innovator.

Experienced Leadership Team



Cindy Ty

Chief Finance and Operations Officer

Experienced financial operations leader with more than a decade of sustained success across multiple companies



Carina Oriel

Corporate Development and Strategy Lead

Former restructuring consultant at Alvarez & Marsal; dedicated to scaling high-growth businesses while making strides towards inclusivity



Rachelle Baliao

Business Development Lead

Experienced Senior Manager skilled in sales, client management and business development



Miguel Cabral

Chief Technology Officer

Serial fintech CTO; product development, technology & digital transformation expert



Niña Terol

Chief Marketing Officer

Experienced venture builder, international communicator with McCann, UN, World Bank, and national election campaigns



Dominique De Leon

Design Lab Director

Multi-awarded intrapreneur, former business lead of Dentsu Jayme Syfu's CX Design Agency Unit, MS in Innovation and Business

Asenso Finance is a portfolio company of Talino Venture Labs, the global venture studio for inclusive fintech



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SAPHRON
Micro-Insurance
NEOTECH
SME Lending
Talino
UNAWA
Regulatory Technology
Asenso FINANCE
Social Borrowing
DEVCON
Tech Community


2A

Asenso
FINANCE

Elevating Small Business Banking